Filed by Macromedia, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Macromedia, Inc.

Commission File No. of Subject Company: 000-22688

The following is a transcript of remarks from the Macromedia, Inc. first quarter of fiscal year 2006 conference call held on July 20, 2005.  A link to the webcast of these remarks was posted to Macromedia’s external website on July 22, 2005.

FINAL TRANSCRIPT

Jul. 20. 2005 / 2:00PM, MACR - Q1 2006 Macromedia Earnings Conference Call

Conference Call Transcript

MACR -Q1 2006 Macromedia Earnings Conference Call

Event Date/Time: Jul. 20. 2005 / 2:00PM PT

Event Duration:  34 min

CORPORATE PARTICIPANTS

Michael Look

Macromedia - VP/IR

Betsey Nelson

Macromedia - EVP/CFO

Stephen Elop

Macromedia - CEO

CONFERENCE CALL PARTICIPANTS

Steven Ashley

Robert W. Baird and Co. - Analyst

Jamie Friedman

Fulcrum Global Partners, LLC - Analyst

Steve Lidberg

Pacific Crest Securities - Analyst

Sasa Zorovic

Oppenheimer and Co. - Analyst

Christopher Rowan

Suntrust Robinson Humphrey - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen. Welcome to the Macromedia first quarter 2006 financial call. (OPERATOR INSTRUCTIONS) Please note the conference is being recorded. I will now turn the call over to Mr. Mike Look, Vice President of Investor Relations from Macromedia, Incorporated. Mr. Look, you may begin.

Michael Look  -Macromedia - VP/IR

Today’s presentation of our first quarter fiscal year 2006 financial results is also available over the web using Macromedia’s Breeze product. Listeners are encouraged to go to our company website at www.macromedia.com/macr and view the webcast of today’s presentation. Joining me on the call are Stephen Elop, Chief Executive Officer and Betsey Nelson, Executive Vice President and Chief Financial Officer.

During the call, we will discuss aspects of Macromedia’s business and make forward-looking statements which involve risks and uncertainties that may cause actual results to differ materially from the results predicted. We have disclosed in greater detail in our Form 10-K and other filings with the SEC the risk factors that may cause our actual results to differ from the results predicted. These filings can be found at www.sec.gov. The business outlook statements that we will be making today are based on current expectations as of July 20, 2005 only.

During this call, we will also discuss non-GAAP financial measures. The GAAP financial measures that correspond to such non-GAAP financial measures, as well as the reconciliation between such two measures, are set forth in our press release issued on July 20, 2005 and made available on Macromedia’s investor relations website.

I would like to turn the call over to Betsey. Betsey?

Betsey Nelson  - Macromedia - EVP/CFO

Thanks, Mike. I am proud to say we delivered another record quarter. We posted revenues of $116.8 million, a 17% operating profit margin, and earnings per share of $0.22 on a non-GAAP basis. These results are in line with the outlook we provided in May, which called for revenues to be flat-to-slighty-down from the March quarter, and operating margins between 15% and 17% of revenues, excluding acquisition-related costs. Please note that my remarks will refer to our non-GAAP results, which exclude certain non-recurring items.

Now, let us look at the revenue trend. Looking at the quarterly trend, you can see revenues were up 13% year-on-year in the June quarter, the eighth quarter of consecutive revenue growth, and our strongest revenue quarter ever. In terms of business mix, sales into our core designer developer market were $85.4 million in the June quarter, down 4% sequentially and representing

73% of total revenue for the quarter. The MX tools, Studio, Dreamweaver, Flash continue to do well despite being now some 22 months away from the last upgrade in September 2003.

Our server products posted solid results as well, with ColdFusion in particular showing strong continued strength after the (Blackstone release) in February. Flash was down sequentially after some major strategic wins last quarter, such as [ Indiscernible ]. In the business user category, we posted revenues of 16.9 million, up 56% year-on-year and 16% sequentially. Driven by the Breeze 5.0 product release last quarter. BreezeLive continued to gain traction in the market, representing some 30% of Breeze bookings and Contribute and Captivate both turned in strong performances this quarter, rounding out the (business User Capital).

The consumer category posted record revenue of $12.9 million, almost doubling year-on-year, as Flash Lite saw continued success with handset manufacturers and handset ODMs and some wins in other areas like MP3 players and television. Meanwhile, revenue from existing customers rose to 57% of consumer revenues this quarter.

Turning to regional performance, all regions were up year-on-year during the June quarter. North America revenue increased 8%, to $63.7 million, with particularly strong results in our corporate sales team. We saw continued channel shift toward volume and away from boxed business in North American commercial distribution.

Europe posted $29.9 million in revenues, up 18% year-on-year, but down sequentially following some major strategic wins last quarter, including Nokia and (SAT). Enterprise sales drove large increases in France and Switzerland, while the UK and Germany were down sequentially. And, Asia-Pacific and rest-of-world had a record quarter at $23.2 million, up 12% year-on-year, with strong mobile sales in Japan, Taiwan and Korea.

One of the metrics we track to measure our success of strategic accounts is the number of customers who booked relationships over $50,000 in (stock). In the June quarter, we had 175 customers book relationships over $50,000, up from the 157 we reported in March, further evidence that our direct sales force is driving demand in large accounts.

We saw large customer wins this quarter at accounts as diverse as the WTP group, Morgan Stanley, the Ohio Bureau of Worker’s Comp, Cisco News Corp., (SeshoDim) in France, First American Credit Corp, Boeing, (Pantech and Curatel) in Korea, AOL/TimeWarner, Leeds/Metropolitan University and the fantasy sports (groups).

Turning now to margins, gross margin for the quarter was 93%, up a point from last quarter, as product costs decreased due to the higher mix of volume licensed sales in our revenue and lower royalties. Operating expenses were up 3 million, to 88.7 million in June, with increases in sales-related costs in G&A. In G&A, we saw the impact of increased legal and accounting fees related to compliance as well as higher benefit costs. Worldwide headcount increased by 60 full-time employees, as we hired primarily in engineering and sales, to end at approximately 1,500 full-time employees at June 30. The expense breakdown on a percent-of-revenue basis was 42% in sales and marketing, 21% R&D, and 13% G&A, yielding a 17% operating profit margin excluding merger-related costs.

Now, on a GAAP basis, we reported net income of $15.2 million, or $0.19 per share, on a fully-diluted basis. The difference between GAAP and non-GAAP results this quarter relate to the following non-recurring items — merger-related costs of 4.2 million, comprised primarily of legal and investment banking fees; and, as well, the application of a 20% effective tax rate to our non-GAAP results.

Now, you may note that we have updated our presentation of financial results to conform to the SEC’s guidance on non-GAAP financial measures. In the past, we excluded from our pro forma results the amortization of acquired developed technology and intangible assets, which represents about $1 million per quarter in expenses. Seeing these costs are recurring in nature, we are now including them in our non-GAAP presentation. You can refer to the press release for a detailed reconciliation of the numbers and to the IR data sheets posted on our websites for the non-GAAP presentation of prior-period results.

Turning now to the balance sheet, let me just say that our balance sheet continues to strengthen. We generated significant cash this period from both operations and financing activities. EBITDA was a healthy $26 million in the June quarter, while proceeds from stock options were 15 million and some 900,000 options outstanding were exercised. Together, this drove cash and short-term investments to $409 million, up $30 million from March, and representing now approximately $5.00 per share in cash on the balance sheet. Accounts receivables decreased to $56 million, yielding a DSO number of 44 days on our net-ending basis, well within our target range of 40 to 50 days. Deferred revenue up $4 million, to $56 million, and total stockholders equity stood $705 million at June 30.

So let me now provide an update to our financial outlook for fiscal 2006 and the September quarter. This outlook is contained in our press release and 8-k filing and posted on our website. For the fiscal year ending March 31, 2006, we expect to deliver results in line with our prior guidance, barring any impact from the merger with Adobe. We expect revenues to exceed $500 million, driven by a major new release of the MX Tools and continued strength in our business user and consumer areas.

We expect to increase our profitability from the 18% operating margin we delivered the past year, trending towards our targeted 20% operating margin over the course of the year on a non-GAAP basis, And, we expect to see continued strengthening of our balance sheet and other (C-metrics) as our business expands, leveraging our existing technology brands and distribution (lines).

For the September quarter, again excluding any impact from the merger, we expect the following — revenues should be between $120 and $125 million as we release the new MX products, gross margin should be between 91% and 93% and operating profit margin should be between 17% and 19% excluding merger-related costs, which we expect to run between $2 and $3 million in the September quarter.

Finally, let me note we filed today our amended S-4 with the SEC and we will be holding a special stockholder meeting on August 24 to adopt the merger with Adobe. Adobe will hold its stockholder meeting to approve the merger on the same day and we still expect the merger to close in the Fall timeframe. We will be presenting at various investor events in August, including (Adam’s Harkness) conference in Boston August 2 and the Pacific press conference in Denver on August 9. Please join us at these events for more information.

Now let me turn it over to Steven to talk about our business results.

Stephen Elop  - Macromedia - CEO

Thank you, Betsey. Let me begin my remarks by saying how proud I am of what Macromedia accomplished this past quarter. Q1 was already expected to be a challenging quarter, given the length of time that has passed since the last release of our core Studio products. But, to once again deliver record revenue results for the company in the same quarter that the Adobe acquisition was announced, is simply amazing. This overall result is a testament to several things.

First, it is clear evidence of the ability of the Macromedia team to stay focused on results in an environment with more than its fair share of distraction and, at times, uncertainty. Second, it is a vote of support from our customers, that Macromedia’s go-to-market strategy with its focus on the Flash platform is resonating. It is resonating both in the context of Macromedia and in the context of the combination with Adobe. And third, it serves as evidence that the corporate priorities that I reviewed in our year-end earnings call and during our Analyst Day on May 18 are right on.

Again, these priorities include — 1, the need to drive Flash with the platform of choice for the delivery of great digital experience, 2, the importance of delivering the most successful product launches ever, 3, a focus on expanding our ability to interact on a strategic basis with our enterprise customers and partners and, 4, the need to engage aggressively with the competitive environment. As a result of our execution against these priorities, our portfolio of business is becoming increasingly well-balanced.

The growth initiatives we launched only a couple of years ago in areas like the consumer and business-user segment, represent almost 30% of our total revenue this quarter. And, more importantly, they represent the opportunity for huge growth going forward as we leverage our core strength into large and very strategic new markets.

So now, let us take a closer look at the three markets we target starting with our designer/developer market. Our web development tools business maintained its momentum through Q1, remaining essentially flat from the previous quarter. Our pattern of seeing more of a corporate bias to the purchase of our Studio products, supporting the longer tail to the MX 2004 release was particularly true this quarter.

However, in certain distribution channels and regions, we did in fact see more significant declines in our run-rate business than expected. This is attributable primarily to our customers delaying some small-volume purchases, choosing instead to try and gain larger volume discounts by waiting for the opportunity to buy from the combined company after the acquisition closes. Strength in our direct touch corporate sales efforts effectively offset those declines.

For example, companies like the advertising firm WPP in Europe, Morgan Stanley and News Corporation all made very substantial renewed commitments to our Studio products, as trends like video continued to emerge as defining elements of great digital experiences. We also reached an important milestone on Monday, July 11, when the public beta release of FlashPlayer 8, code named Maelstrom, became available. Literally within minutes of this being posted, positive feedback was flowing in from all around the world as people began to put the player through its paces. We are truly excited about the new Studio release and the degree to which Macromedia will continue to define great digital experiences. We continue to believe that this release is on track for delivery this quarter.

Server products and our efforts around Rich Internet Applications are also a component of our designer and developer segment. On a year-on-year basis, we saw a 30% revenue increase through our server products, although December was down sequentially as expected due to some large strategic Flex wins last quarter. Flex continues to make great progress. We added close to 100 new customers in Q1 from a base of roughly 300 at the end of Q4.

Most importantly, we saw many customers moving beyond initial pilots to more strategic engagements, involving purchases that are well into six figures. For example, the First American Credit Corporation selected Flex for the complete redesign of their extranet, which in turn supports a very large external partner base. While First American did consider some open-source approaches, they chose Flex because of its faster development time, richer end-user experience and because of the value of having a long-term relationship with their chosen vendor. Similarly, Respiration Hardware chose Flex because of of the ubiquity of the Flash platform and because of the richness of the experience they could bring to a customer-facing product-configuration application.

These two examples illustrate some of the early uses of Rich Internet Application technology in areas like financial services, data visualization, and product configuration. There is no doubt that Macromedia is the leader in this Rich Internet Application market, having essentially defined and even named the space a few years ago. That being said, we are very cognizant of the fact that others covet this same opportunity, making for an exciting competitive situation in a rapidly-emerging market.

And finally, for the designer and developers segment, we just held a celebration to mark the tenth anniversary of the launch of ColdFusion. It was great to bring back together many former and current employees and customers and partners who made ColdFusion what it is today. It was also gratifying to be able to have this type of event on the heels of the must-have release of ColdFusion MX 7 and the fresh strength that is being derived from that product. Turning now to the business users, we were pleased with the 56% year-on-year growth that we saw in this segment, with strength in Breeze, Contribute and Captivate.

Breeze posted a great quarter as customers began to get the hands on the new version of Breeze, Breeze 5. We saw 260 new customers added, bringing the total number of unique customers to just over 1,400. As well, as we saw almost 150 repeat customers make significant add-on purchases. In our customers eyes, our strength is derived from Macromedia’s heritage in the e-learning market, dating back to the very founding of our company. That heritage, combined with a customer experience that is so obviously superior to our competitors, is allowing us to attract a lot of attention and to, therefore, get involved in even larger sales opportunities.

For example, we were particularly proud this past quarter of a customer win with the Ohio Bureau of Worker’s Compensation. This was a very competitive situation involving several of the usual suspects. The Ohio Bureau is implementing a series of new business processes that will allow for a virtual case review between medical providers, corporations and worker’s comp, with participants potentially located all over the nation. That requirement, combined with the need to provide content-creation capabilities for a learning management system, led to Breeze being selected as a successful product. We are excited by the continued growth that is anticipated from Breeze.

In the consumer segment, which comprises our mobile and devices efforts, our revenue essentially doubled on a year-on-year basis. During the course of the June quarter, nine additional partners made commitments for the use of Flash Lite or the Flash SDK on mobile phones, televisions and a variety of devices, including MP3 players. These new partnerships also included two major strategic wins that, out of respect for the confidentiality requested by our customers, we will not specifically disclose at this time. While our efforts to extend the Flash platform to devices of all kinds are clearly going well, we recognize that we still have a tremendous amount of work ahead. For example, over the last several years complete ecosystem around Flash Lite has developed in Japan.

The development of the ecosystem has involved ourselves, the operators like DoCoMo and (KDBI), the handset manufacturers, content creators, content aggregators and, ultimately, the consumers of these devices and experiences. Once an ecosystem like this is established and primed, tremendous value is then created over a very long period of time as the demand for more multimedia contents and applications drives new forms of interactivity and new business models emerge to satisfy the demand in a classic, virtuous cycle of innovation.

We heard one recent estimate that over a billion dollars in value has already been created around the Flash Mobile ecosystem in Japan today. To be successful with our Mobile efforts in the long-term, we have to help foster these same ecosystems in other major geographies around the world.

This implies working not only with the device manufacturers but also with the operators and the content creators in order to establish these same virtuous cycles in other geographic markets, particularly in the U.S. and Europe. It also implies that Macromedia must continue to extend its Flash platform offerings so that we can continue to increase our monetization of this opportunity.

All in all, Q1 has ended up being everything that we had hoped it would be, all in an environment made more challenging by the announcement of the acquisition of Macromedia by Adobe. Since we made the announcements of the acquisition, (FB&I) and other members of the Macromedia leadership team have had a chance to interact and engage with Adobe on many different levels. For example, I have personally had the opportunity to travel around the world and meet with many of Adobe’s field leaders as part of the integration planning efforts. From our perspective, the integration planning is going very well. The energy in both teams is exciting, the detailed plans are taking shape, and I am encouraged by the way in which both teams are demonstrating a high degree of intellectual integrity throughout this process. That is, members of both teams are approaching the integration with the intent of learning from one another and ending up with the best of both companies.

In conclusion, I am sure that you will agree that things continue to go well for Macromedia. Between the ongoing integration planning with Adobe and the new product launches ahead, Q2 is going to be very exciting. Thank you for your continued support. Let me now open up the call for questions.

QUESTION AND ANSWER

Operator

Thank you. (OPERATOR INSTRUCTIONS) The first question comes from Steve Ashley from Robert W. Baird. Please go ahead.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Steve, you commented in your formal remarks about there being a sector of the distribution channel that was a little hesitant buying some of the products, maybe waiting for the combination — the merger to occur, then they could get larger volume discounts, but that had been offset by stronger district direct sales. Can you give us, first of all, maybe so sense of what size of distribution of the tools business that segment represents and have you assumed that that softness in that segment will continue? Is that baked into your forward guidance.

Stephen Elop  - Macromedia - CEO

In terms of size, it is hard to quantify largely because we hear it anecdotally. We see it in certain cases and can measure it to some extent. But it is hard to figure out how to attribute how much to attribute to the Adobe factor. But, we did see it.

That being said, as I said in the formal remarks, having the direct sales force to work through that and power through those issues has worked very well so far. And yes, we have as we have looked at our forecast for the quarter ahead, contemplated that and it is represented in the guidance we have provided today.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Terrific. Betsey, the G&A expense had been running 10% or 11% prior to this quarter. This quarter jumped up to 13%. Is there any color you can provide around that increase and what kind of outlook we should have for that going forward?

Betsey Nelson  - Macromedia - EVP/CFO

Certainly. As I mentioned in the prepared remarks, G&A costs were absolutely up quarter-on-quarter as expected related to some of the year-end compliance work, as well as higher benefit costs, including the cost of sabbaticals which we began to reflect, as you know, last quarter.

I think going forward we haven’t provided a specific number but it is contained in the overall guidance.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Great. And just lastly, other income, $3.3 million, is that — maybe you could comment on that number and what kind of expectations or outlook we should have in the coming quarter for that.

Betsey Nelson  - Macromedia - EVP/CFO

Sure, I would love to. That is obviously the result of higher cash balances at higher yields and both definitely contributed to the number. So, can you use that as a base assuming consistent growth in the cash side as well.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Great. Thank you.

Operator

The next question comes from James Friedman from Fulcrum. Please go ahead.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Hi, Betsey, it is Jamie Friedman at Fulcrum. With regard to the deferred revenue, both current and non-current, I noticed a big sequential uptick of $4 or $5 million and I was hoping, at least qualitatively, if you could help us decompose that across the three business lines.

Betsey Nelson  - Macromedia - EVP/CFO

We don’t break it out per se. But in general, the majority of our deferred revenue relates to maintenance that we offer primarily on our server products. So, that would be ColdFusion, JRun and Flex.

Increasingly over the course of the last year, you have seen us offer maintenance and/or a subscription offering with Breeze, which does, therefore, result in a deferral that is recognized over a subscription period. Breeze has been growing as a percentage, but I think the majority is still related to the designer/developer product.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Okay, and then with regard to consumer?

Betsey Nelson  - Macromedia - EVP/CFO

On the consumer side, to the extent there are amounts that will be recognized in the future, it would be in deferred revenue. But, don’t assume that there is a lot there as revenue recognition approach on the consumer deals tends to be we recognize in arrears royalties as they are reported to us.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Okay. I mean at times, in past quarters, you would give us a sense of the continuing revenue on the consumer side, and I guess that is what I was trying to get at.

Betsey Nelson  - Macromedia - EVP/CFO

Oh, sure, and I did refer to that in the remarks and they were a bit rapid.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

I’m sorry.

Betsey Nelson  - Macromedia - EVP/CFO

They were a bit rapid. Of the $12.9 million in consumer revenue during the quarter, 57% was from existing customers.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Got it.

Betsey Nelson  - Macromedia - EVP/CFO

Okay.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Yes. And then Steve was also going pretty quick there, although the nice thing about Breeze is that they always go faster. But I was going to ask — he mentioned the number of, I think the language was partners on the Flash Lite product. Could you say that part again?

Betsey Nelson  - Macromedia - EVP/CFO

The numbers of partners added for the Flash Lite products?

Stephen Elop  - Macromedia - CEO

I think we added nine partners in the quarter that just ended and two we identified as strategic to our handset business.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Very good. Okay. Thank you very much.

Betsey Nelson  - Macromedia - EVP/CFO

Of course, Jamie, the good news of doing our earnings call in Breeze is that you can refer to the Breeze though it is posted, in fact it is posted in advance of the call.

Jamie Friedman  - Fulcrum Global Partners, LLC - Analyst

Understood.

Betsey Nelson  - Macromedia - EVP/CFO

Okay. I got a commercial in.

Operator

The next question comes from Steve Lidberg from Pacific Crest Securities. Please go ahead.

Steve Lidberg  - Pacific Crest Securities - Analyst

Good afternoon, guys. Just following up on Jamie’s question on the consumer business and the percent coming from existing, can you give us a sense as to the sequential jump that we saw in that number? How much of it was from improved seasonality relative to the handset business versus maybe a couple of new customers coming on and starting to contribute to the royalty of streams there? And then also, in terms of the consumer business given the success in Japan, how is that momentum extending into other geographies? Can you give us an update there? Are you starting to see a shortened sales cycle given the momentum that you have? Thank you.

Betsey Nelson  - Macromedia - EVP/CFO

I will take the first part of that, Steve. Within the percent of existing customers, I think what you are seeing is existing customers starting to ship more into the market and obviously that that will result in us recognizing more revenue. I can’t comment specifically on whether this is seasonality or not seasonality at this point in time. I don’t think we know enough yet of the cycles within our customer base there. Steven?

Stephen Elop  - Macromedia - CEO

And with respect to the ecosystem that I talked about in Japan — in the rest of the world, it is very early days and those patterns are just forming. Operators are just beginning to plan out new services and new methods of using some of this technology so Japan is least, at least a couple of years ahead of any other market in the world.

The good news is when we meet with operators all over the world, everyone is working on essentially doing a lot of what Japan has done and then a lot more besides because it is of some new opportunities that are presented. So, that is really good.

In terms of the sales cycle, with respect to handset manufacturers, I would say the sales cycle is tightening. There is a point in time where, after having announced all of the activity in Japan, after having announced Samsung and Nokia and so forth, it is not surprising that others move quite a bit faster. Business models are established for those relationships and we can move more quickly to actually inking a deal.

That being said, in the rest of the world, it is going to take time to get the volumes up and running to the same extent that they are in Japan, largely because there is a whole cycle of building new technology into their handsets — going through the development efforts to do that before they actually hit the market. It will take time to see the volumes pick up, but we are very certain that will now happen.

Operator

(OPERATOR INSTRUCTIONS) the next question comes from Sasa Zorovic from Oppenheimer. Please go ahead.

Sasa Zorovic  - Oppenheimer and Co. - Analyst

Could you please detail for us what the currency impact was in the quarter and what it might be like for going forward — how you are building that into your guidance, please?

Betsey Nelson  - Macromedia - EVP/CFO

Sure, Sasa. We have a policy of doing straightforward hedging of our currency exposures, both forecast revenues and balance sheet items. We forecast out on a rolling basis over 12 months so, in essence, that ends up moderating currency impacts in any particular period.

This quarter, the impact of currency versus a year-ago was almost nil. So, I can tell you that we are at the — we are approaching the current rate in terms of our currency exposures, both in Euro, Pounds and in Yen.

Sasa Zorovic  - Oppenheimer and Co. - Analyst

Okay. And also regarding the two deals I was wondering — just sort of trying to squeeze out a few, if you could at least tell us maybe what the geographies where they happened?

Stephen Elop  - Macromedia - CEO

Well, I will tell you this — that during our Analyst’s Day, we presented a slide that listed as a goal the desire to have the top six handset manufacturers in the world adopting and committing to our Flash technology. At this point, I can tell you five out of those six have signed and it is going to be really nice not to have to travel overseas in order to visit all of them.

Sasa Zorovic  - Oppenheimer and Co. - Analyst

Thank you.

Stephen Elop  - Macromedia - CEO

You are welcome.

Operator

The final question comes from Chris Rowen from Robinson Humphrey. Please go ahead.

Christopher Rowan  - Suntrust Robinson Humphrey - Analyst

Yes, I am just trying to catch up on the idea that the ecosystem in Japan is a couple years ahead of the U.S. I am just trying to understand why you brought that up. Is there something you are seeing out there that is going slower than, maybe, you thought it was three months ago? And, if so, is this in your guidance and is there something else making up for it?

Stephen Elop  - Macromedia - CEO

There is absolutely nothing going slower. It is not meant to be a cautionary remark around pick-up or anything like that. It is more just to make sure that expectations are correctly set, that the markets elsewhere in the world, as we have been saying all along, are still catching up.

Largely due to historical reasons. I am sitting here in San Francisco right now and my Verizon cellular phone on one belt here is still on a 2.5G network. The EVDO network is not yet in the Those are things that we have contemplated. They are factored into our guidance. I am just trying to increasingly educate everyone about the dynamics of the marketplace and also to set expectations that — saying that five out of the six top handset manufacturers made commitments is great and necessary. But, we also have our sights set on making sure we are transacting directly with operators, driving new business models and, ultimately, introducing new technologies and solutions that help us better monetize the entire opportunity.

So a lot of this is to help put in perspective as — not just the run-rate unit from the royalty handset manufacturers. It is a much larger opportunity.

Christopher Rowan  - Suntrust Robinson Humphrey - Analyst

Okay, thanks a lot.

Stephen Elop  - Macromedia - CEO

You are welcome.

Operator

Here is the follow-up question from Steven Ashley from Robert W. Baird. Please go ahead.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Great, first a clarification on the currency. Betsey, you said the impact was nil. Was that — did you mean the EBIT line or did you mean at the revenue line or did you mean both, first of all?

Betsey Nelson  - Macromedia - EVP/CFO

I meant at the revenue line.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Okay, great. Last time you were kind enough to provide with us the number of handsets that had been Flash Lite enabled the first quarter, with 77 devices. I was wondering if you had a similar metric for us today.

Stephen Elop  - Macromedia - CEO

I believe on the handset side, the number of devices certified is approaching 100 or so. And the number actually deployed is now approaching in the order of 40 million.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Perfect.

Stephen Elop  - Macromedia - CEO

One other comment on that is, again, the broader opportunity. Not just the handsets, but when you start looking at the total count of devices — televisions, all sorts of other devices — the total number of devices licensed at this point approaching 200.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Very helpful. And just lastly, Breeze, are you starting to see any traction and generate any revenues outside the United States with the product. Thank you.

Stephen Elop  - Macromedia - CEO

With respect to Breeze outside of the U.S., it is beginning. But, there is no question that — in terms of a cultural adoption — it is slower than the United States. The real activity is in the U.S. with nice early wins overseas, but not yet really running.

Steven Ashley  - Robert W. Baird and Co. - Analyst

Thanks.

Operator

Thank you. Ladies and gentlemen, thank you for your participation. This conference will be available at Macromedia’s website at www.macromedia.com. It will also be available for telephone replay after 6:00 p.m. Pacific time today and through August 3, 2005. You may access the telephone replay by dialing 1-877-213-9653 and entering the access code of 12149144. International participants, please dial 1-630-652-3041. This concludes the conference call for today. You may all disconnect at this time.

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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FORWARD LOOKING STATEMENTS

This transcript includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this transcript include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this transcript.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this transcript. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995. Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.